May 24, 2024

Securities and Exchange Commission

Division of Corporate Finance

100F Street, NE

Washington, DC 20549

Attn: Mr. Al Pavot and Mr. Terrance O’Brien

Re:	NANOPHASE TECHNOLOGIES CORP.
Form 10-K filed March 28, 2024
File No. 000-22333

Dear Messrs. Pavot and O’Brien:

On behalf of Nanophase Technologies Corporation (“Nanophase” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 12, 2024, relating to the Company’s Form 10-K (File No. 000-22333) filed March 28, 2024.

For convenient reference, we have reproduced each comment below with our response thereto following each such comment. We have referenced the comments (and 10-K page numbers) as stated in the Commission’s comment letter.

Note 6, page F-14

1.	We note that your incremental borrowing rate appears to approximate 9.5% (Note 3) whereas the discount rate you are using for leases is 7.1%. Please clarify for us how your accounting complies with the guidance in ASC 842-20-30-3. Provide the objective evidence you relied on in determining the 7.1% rate. We may have further comment.

Nanophase response:

Under ASC 842-20-30-2, the discount rate used for measuring the present value of all future lease payments is calculated on the basis of information available at the commencement date. With respect to ASC 842-20-30-3, the rate implicit in the lease was not readily determinable so the Company utilized an incremental borrowing rate for discounting future lease payments. As such, since many of the leases commenced during periods for which the prevailing rate was much lower than that what could have been obtained in 2023, the incremental borrowing rate (IBR) was lower than what it would be under present macroeconomic conditions. The interest rates applied in the arrangements listed in Note 3 are impacted by the change in prevailing rates, such as charging a fixed amount of basis points in addition to the prime rate, which is in a perpetual state of change from reporting period to reporting period. If the Company were to be subject to an event requiring a new assessment of the incremental borrowing rate, such rate would be commensurate with those provided in Note 3. As such, because the rates disclosed in Note 3 are adjusted to prevailing rates for each reporting period, and the rates used for measuring a lease liability are based on rates as of the commencement date, the rates will naturally be lower when compared to those provided in Note 3.

Nanophase Technologies Corporation

1319 Marquette Drive · Romeoville, IL 60446 · Phone: 630-771-6700/Fax: 630-771-0825

Additionally, the Staff made reference to the 7.1% rate disclosed in Note 6. The Company respectfully notes that this rate is the weighted-average discount rate required under ASC 842-20-50-4(g)(4). As discussed above, the majority of leases were obtained during periods of lower prevailing rates. This naturally will result in a figure that is less than the rates disclosed in Note 3, which is based on current rates and higher than those prevailing when leases were measured at commencement dates in the past.

Note 15, page F-21

2.	Please tell us how you intend to account for the $6 million Series X preferred stock transaction. It appears that since the majority stockholder may have effective control over the events triggering redemption, the analogous guidance in ASC480-10-S99.7 could be relevant. Your accounting analysis should also be provided in your March 31, 2024 Form 10-Q.

Nanophase response:

The Company noted that ASC 480-10-S99.7 referenced by the Staff does not exist. However, based on the nature of the question posed, Management believes the Staff was intending to reference “Example 2” in ASR 268, codified in ASC 480-10-S99-3A(7). The Company’s process for determining the accounting for the Series X preferred stock transactions is described below.

Classification:

ASC 815-15-25-17D provides guidance for assessing host contracts in the form of preferred shares, in which 25-17D(b) states that an investor’s ability to “convert a preferred share into a fixed number of common shares generally is viewed as an equity-like characteristic.” Here, conversion of the Series X preferred shares is at the discretion of the Holder, conversion is in a fixed number of shares, dividends are not paid except in the event described in Section 4(c)(i) of the Certificate of Designations (the “Certificate”), and cash settlement would only occur in the unlikely event provided under Section 4(c)(iv). Accordingly, the host contract has the characteristics of, and is classified as, an equity instrument, and the embedded derivative and host contract are considered clearly and closely related. As such, the embedded derivative does not require bifurcation and the Series X preferred shares will be reported as “mezzanine equity” on the balance sheet (as discussed below under the “Presentation” section of this response, this presentation is required because the preferred shares are redeemable outside of the issuer’s control).

The Company came to this conclusion because the economic characterization and risks of the embedded derivative are “clearly and closely related” to the economic characterization and risks of the host contract. Per ASC 815-15-25-1(a), if—as here--the two are “clearly and closely related,” the embedded derivative shall not be separated from the host contract. Per Section 4(a) of the Certificate, the instruments are redeemed at a fixed number of common shares (i.e., one $400 preferred share for 1,000 shares of common stock), and the Holder does not have the option to receive a net settlement in the form of cash, except for a “change of control” transaction event described in Certificate Section 4(c)(iv). The Company regards a change of control transaction as an unlikely contingent event.

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Additionally, per Certificate Section 2, dividends and other such distributions are not paid on these instruments, except upon occurrence of the contingent event described in Certificate Section 4(c)(i). When assessing features that determine whether an instrument more closely resembles a debt or equity host, a potential cash settlement based on contingent events that are both unlikely and outside the control of the Holder does not carry enough weight to rebut the prevailing conclusion that the host is indeed an equity instrument rather than a debt instrument.

Presentation:

Section 4(a) of the Certificate for the Series X Preferred Shares states that the Holder is permitted to convert to common shares at its discretion, which classifies the preferred shares as “Redeemable Preferred Stock.” As such, because the preferred shares are “mandatorily redeemable outside the control of the issuer,” they are presented after liabilities and contingent liabilities, but before the equity section (i.e., “Mezzanine Equity”).

We interpreted this to be the required presentation under S-X Rule 5-02, item 27. On the Statement of Cash Flows, issuance of the temporary equity will be reported in the financing section of the Statement of Cash Flows as an inflow from financing activities. Management has elected not to include temporary equity in the statement of shareholders’ equity since it is not permanent equity, nor is there an explicit requirement under US GAAP or Regulation S-X requiring its inclusion therein.

With respect to ASC 105-10-05-2 and 05-3, in the absence of guidance that directly addresses the issue or similar transactions for which guidance can be applied by analogy, Management elected to seek guidance from a non-authoritative source and considered PwC 5.6.3.2 of the US Financial Statement Presentation Guide. PwC’s view with respect to SEC Accounting Series Release (ASR) 268, (codified in ASC 480-10-S99-1), omitting changes in redeemable preferred stock from the Statement of Changes of Shareholders’ Equity would be an appropriate approach, so as long as such disclosures are provided in a separate note. As such, Management has elected to not include these changes in the statement and will instead provide such disclosures in a separate note.

Earnings per Share:

Potential common shares (PCS) that will be converted from the preferred shares were included in the calculation of the diluted earnings per share for the period ending March 31, 2024. Even though the conversion feature for the Series X preferred shares will not be formally authorized until June 2024, after shareholder approval, authorizing issuance of additional common shares as required to facilitate conversion of the preferred shares, is expected. That is because Strandler LLC (“Strandler”) is the Holder and approver of these instruments and its principal, Bradford T. Whitmore, is the same individual who individually or beneficially owns over 60% of Nanophase’s outstanding common shares. Thus, Strandler is the purchaser (Holder) of the Series X preferred shares, and its principal has the voting power to ensure that such a measure is approved. The Securities Purchase Agreement between the Company and Strandler, dated March 1, 2024, for the preferred shares further indicates that Mr. Whitmore intends to do so (see the second “Whereas” clause on page 1 of that Agreement and its section 2.2(j). As such, the Company deems shareholder approval as a formality (perfunctory), as Strandler would not have paid the $6M purchase price of the preferred shares if its principal, Mr. Whitmore, did not intend to approve issuance of the additional common shares required to facilitate the conversion and proceed with it.

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With respect to ASC 105-10-05-2, which permits the application of guidance by analogy for transactions with similar facts and circumstances, the Company considered the grant date guidance in ASC 718-10-55-83. Under this guidance the grant/approval date for determining when awards of share-based compensation are issued does not contemplate a shareholder approval date when such approval is deemed “perfunctory.” Since the June shareholder approval date for authorizing the additional common shares necessary to facilitate conversion of the Series X preferred shares is similarly deemed a mere formality, and Mr. Whitmore has indicated his intent to formally approve the conversion features at the June meeting, Management has elected to account for the instruments as though Mr. Whitmore’s approval is a foregone conclusion. Management believes this assumption and treating the instruments as already approved is a faithful representation of the substance of the arrangement and will include the related potential common stock (PCS) in its computation of Diluted Earnings per Share (DEPS).

For computation of DEPS, ASC 260-10-45-40 requires that convertible preferred stock or convertible debt be assumed to have been converted at the beginning of the period (or at time of issuance, if later), and the resulting common shares shall be included in the denominator. As such, the 15,000,000 PCS from the instruments were included in the weighted-average common shares outstanding computation for diluted earnings per share and was applied using the “if converted” method per ASC 260-10-45-40(a).

Additionally, since NANX only has one class of common stock but does have a “participating security” (the Series X preferred shares), and the participating security meets the definition thereof as defined in ASC 260-10-20, presentation of the “two-class method” on the face of the income statement is not required per ASC 260-10-45-60. However, ASC 260-10-45-60B requires that participating securities (the preferred shares, since they meet the definition) be included in the computation of BEPS. Management therefore applied the guidance from ASC 260-10-45-60B in executing this computation, as well as referenced the illustration provided in ASC 260-10-55-62 and 55-63.

If you have any additional questions or comments regarding the Company’s responses, please contact me directly at (630) 771-6702 or at jjankowski@nanophase.com.

Sincerely,

/s/ Jess Jankowski
Jess Jankowski
President & Chief Executive Officer

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